RATIO OF EARNINGS TO FIXED CHARGES
Exhibit 12
Coca-Cola Bottling Co. Consolidated
Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Second Quarter		First Six Months
	2008	2007	2008	2007
Computation of Earnings
Income before income taxes	$24,898	$19,031	$18,478	$26,681
Add:
Minority interest	1,360	1,169	1,021	1,850
Interest expense	9,347	12,372	19,167	24,507
Amortization of debt premium/discount and expenses	610	644	1,225	1,412
Interest portion of rent expense	334	371	642	676

Earnings as adjusted	$36,549	$33,587	$40,533	$55,126

Computation of Fixed Charges:
Interest expense	$9,347	$12,372	$19,167	$24,507
Capitalized interest	103	24	261	297
Amortization of debt premium/discount and expenses	610	644	1,225	1,412
Interest portion of rent expense	334	371	642	676

Fixed charges	$10,394	$13,411	$21,295	$26,892

Ratio of Earnings to Fixed Charges	3.52	2.50	1.90	2.05